UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ProMIS Neurosciences Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

74346M406

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Michael S. Gordon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 93,223
	6.	SHARED VOTING POWER 4,395,341
	7.	SOLE DISPOSITIVE POWER 93,223
	8.	SHARED DISPOSITIVE POWER 4,395,341

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,488,564
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS Title 19 Acies
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 48,333
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 48,333

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,333
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS Title 19 Promis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,347,008
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,347,008

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,347,008
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Schedule 13G

Explanatory Note:

This Amendment No. 3 to Schedule 13G is filed jointly on behalf of Michael S. Gordon, Title 19 Acies, a series of a Delaware limited liability company (“Title 19 Acies”), and Title 19 Promis, a series of a Delaware limited liability company (“Title 19 Promis,” and collectively with Mr. Gordon and Title 19 Acies, the “Reporting Persons”), pursuant to Rule 13d-1(c). Prior to the effective date of the registration of the Issuer’s common shares, no par value per share (“Common Shares”), pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, in July of 2022, (i) Title 19 Acies acquired 2,900,000 Common Shares, representing 48,333 Common Shares following a 60:1 stock split (the “Stock Split”) of the Issuer that occurred in June 2022, and (ii) Title 19 Promis acquired (a) 12,375,000 Common Shares, representing 206,250 Common Shares following the Stock Split, (b) 3,093,750 warrants to purchase Common Shares, each initially exercisable to purchase one Common Share and, as a result of the Stock Split, now exercisable to purchase an aggregate of 51,562 Common Shares and (c) 30,000,000 Series 1 Preferred Shares (“Series 1 Preferred Shares”) of the Issuer, each initially convertible into one Common Share in accordance with the terms of the Series 1 Preferred Shares and, as a result of the Stock Split, became convertible into an aggregate of 500,000 Common Shares.

On October 11, 2022, Title 19 Promis acquired 106,391 Common Shares and 26,597 warrants, each exercisable to purchase one Common Share, in a private placement conducted by the Issuer. On August 23, 2023, Title 19 Promis acquired 797,872 common share units, each consisting of one Common Share and one warrant to purchase one Common Share (the “August 2023 Warrants”), in a private placement conducted by the Issuer. The August 2023 Warrants have an exercise price of $1.75 per whole warrant, are currently exercisable and expire February 23, 2029.

On December 4, 2023, the Issuer entered into a Share Exchange Agreement with the holders of the Issuer’s Series 1 Preferred Shares, pursuant to which the Series 1 Preferred Shares were exchanged for a new class of Series 2 convertible preferred shares (the “Series 2 Preferred Shares”), effected on a 60:1 basis to reflect the Stock Split, such that the Series 1 Preferred Shares held by Title 19 Promis were exchanged for 500,000 Series 2 Preferred Shares (the “Title 19 Series 2 Preferred Shares”), each convertible into one Common Share in accordance with the terms of the Series 2 Preferred Shares.

On July 31, 2024, Title 19 Promis acquired (A) 465,116 Common Shares (the “July 2024 Common Shares”), (B) 465,116 Tranche A Common Share purchase warrants (the “July 2024 Tranche A Warrants”), (C) 465,116 Tranche B Common Share purchase warrants (the “July 2024 Tranche B Warrants”) and (D) 465,116 Tranche C Common Share purchase warrants (the “July 2024 Tranche C Warrants”), in a private placement (the “July 2024 Offering”) conducted by the Issuer. Upon the closing of the July 2024 Offering, which was a cumulative qualified equity financing in excess of $14 million, the Series 2 Preferred Shares involuntarily converted into Common Shares at a 1:1 ratio, such that the Title 19 Series 2 Preferred Share converted into 500,000 Common Shares (the “Conversion Shares”).

The July 2024 Tranche A Warrants have an exercise price of $2.02 per warrant share, are currently exercisable, and expire on the earlier of (1) 18 months and (2) within 60 days of the public announcement via press release or the filing of a Current Report on Form 8-K of 6-month data from the cohorts treated with single ascending doses of PMN310.

The July 2024 Tranche B Warrants have an exercise price of $2.02 per warrant share, are currently exercisable, and expire on the earlier of (x) 30 months and (y) within 60 days of the public announcement via press release or the filing of a Current Report on Form 8-K of 12-month data from the cohorts treated with single ascending doses of PMN310.

The July 2024 Tranche C Warrants have an exercise price of $2.50 per warrant share, are currently exercisable and expire July 31, 2029.

On September 16, 2024 and September 17, 2024, Mr. Gordon acquired an aggregate of 93,223 Common Shares (the “Open Market Shares”) on the open market.

The acquisition of the July 2024 Common Shares, the Conversion Shares and the Open Market Shares and the Common Shares underlying the July 2024 Tranche A Warrants, the July 2024 Tranche B Warrants and the July 2024 Tranche C Warrants being deemed beneficially owned by Mr. Gordon due to the July 2024 Tranche A Warrants, the July 2024 Tranche B Warrants and the July 2024 Tranche C Warrants being currently exercisable, when added to all other acquisitions of securities of the same class during the 12 months immediately preceding the date of such acquisition, aggregates to greater than two percent (2%) of the class of such securities. However, such acquisition was not done with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this Amendment No. 3 to Schedule 13G pursuant to Rule 13d-1(c).

Item 1.

(a)	Name of Issuer

The name of the Issuer is ProMIS Neurosciences Inc.

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at Suite 200, 1920 Yonge Street, Toronto, Ontario.

Item 2.

(a)	Name of Person Filing

This statement is filed by the Reporting Persons.

(b)	Address of the Principal Office or, if none, residence

The address of the Reporting Persons is c/o Trove, 40 Broad Street, Boston, MA 02109.

(c)	Citizenship

Mr. Gordon is a citizen of the United States of America. Title 19 Acies and Title 19 Promis are series of a Delaware limited liability company.

(d)	Title of Class of Securities

The Schedule 13G statement relates to Common Shares of the Issuer.

(e)	CUSIP Number

The CUSIP number for the Common Stock is 74346M406.

Item 3.

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable. See Explanatory Note above.

Item 4.	Ownership

A.	Michael S. Gordon

(i)	Mr. Gordon may be deemed the beneficial owner of 4,488,564 Common Shares, consisting of (a) 206,250 Common Shares (the “August 2021 Common Shares”) owned by Title 19 Promis, 51,562 Common Shares underlying warrants (the “March 2022 Warrants”) owned by Title 19 Promis to purchase Common Shares, which are currently exercisable, 904,263 Common Shares (the “October 2022 and August 2023 Common Shares”) owned by Title 19 Promis, the 465,116 July 2024 Common Shares, which are owned by Title 19 Promis, the 500,000 Conversion Shares, which are owned by Title 19 Promis, 26,597 Common Shares underlying warrants (the “October 2022 Warrants”) owned by Title 19 Promis, which are currently exercisable, 797,872 Common Shares underlying the August 2023 Warrants, which are currently exercisable[, 465,116 Common Shares underlying the July 2024 Tranche A Warrants, which are currently exercisable, 465,116 Common Shares underlying the July 2024 Tranche B Warrants, which are currently exercisable and 465,116 Common Shares underlying the July 2024 Tranche C Warrants, which are currently exercisable, (b) 48,333 Common Shares (the “Title 19 Acies Common Shares”) owned by Title 19 Acies and (c) the Open Market Shares. Mr. Gordon is the sole manager of each of Title 19 Acies and Title 19 Promis.

(ii)	Mr. Gordon may be deemed the beneficial owner of 14.0% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 29,885,452 Common Shares outstanding as of August 26, 2024, plus the Common Shares underlying the March 2022 Warrants, the Common Shares underlying the October 2022 Warrants, the Common Shares underlying the August 2023 Warrants, the Common Shares underlying the July 2024 Tranche A Warrants, the Common Shares underlying the July 2024 Tranche B Warrants and the Common Shares underlying the July 2024 Tranche C Warrants.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 93,223

ii.	Shared power to vote or to direct the vote: 4,395,341

iii.	Sole power to dispose or to direct the disposition of: 93,223

iv.	Shared power to dispose or to direct the disposition of: 4,395,341

B.	Title 19 Acies

(i)	Title 19 Acies may be deemed to be the beneficial owner of the Title 19 Acies Common Shares.

(ii)	Title 19 Acies may be deemed the beneficial owner of 0.2% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 29,885,452 Common Shares outstanding as of August 26, 2024.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 48,333

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 48,333

C.	Title 19 Promis

(i)	Title 19 Promis may be deemed to be the beneficial owner of 4,347,008 Common Shares, consisting of the August 2021 Common Shares, the October 2022 and August 2023 Common Shares, the July 2024 Common Shares, the Conversion Shares, the Common Shares underlying the March 2022 Warrants, the Common Shares underlying the October 2022 Warrants, the Common Shares underlying the August 2023 Warrants, the Common Shares underlying the July 2024 Tranche A Warrants, the Common Shares underlying the July 2024 Tranche B Warrants and the Common Shares underlying the July 2024 Tranche C Warrants.

(ii)	Title 19 Promis may be deemed the beneficial owner of 13.5% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 29,885,452 Common Shares outstanding as of August 26, 2024, plus the Common Shares underlying the March 2022 Warrants, the Common Shares underlying the October 2022 Warrants, the Common Shares underlying the August 2023 Warrants, the Common Shares underlying the July 2024 Tranche A Warrants, the Common Shares underlying the July 2024 Tranche B Warrants and the Common Shares underlying the July 2024 Tranche C Warrants.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,347,008

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,347,008

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2024

/s/ Michael S. Gordon
Michael S. Gordon

TITLE 19 ACIES
TITLE 19 PROMIS

By:	/s/ Michael S. Gordon
Name: Michael S. Gordon
Title: Manager